

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Greg Abovsky
Chief Financial Officer
Yandex N.V.
Schiphol Boulevard 165
Schiphol P7 1118 BG, The Netherlands

        Re: Yandex N.V.
              Form 20-F for Fiscal Year Ended December 31, 2019
              Filed April 2, 2020
              File No. 001-35173

Dear Mr. Abovsky:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Technology